Cresset Partners Private Credit Fund, LLC

Consolidated Financial Statements

(Unaudited)

As of September 30, 2024 and for the period

January 1, 2024 through September 30, 2024

Cresset Partners Private Credit Fund, LLC

Table of Contents

Page

Consolidated Financial Statements (Unaudited):

Consolidated Statement of Assets, Liabilities, and Members’ Capital	1

Consolidated Schedule of Portfolio Investments	2

Consolidated Statement of Operations	3

Consolidated Statement of Changes in Members’ Capital	4

Consolidated Statement of Cash Flows	5

Notes to Consolidated Financial Statements	6-13

Cresset Partners Private Credit Fund, LLC

Consolidated Statement of Assets, Liabilities and Members’ Capital

September 30, 2024 (Unaudited)

Assets
Investments, at fair value (cost of $486,597,274)	$504,283,806
Cash and cash equivalents	37,497,377
Due from affiliates	4,308,821
Other assets	243,247

Total Assets	$546,333,250

Liabilities and Members’ Capital
Liabilities:
Member contributions received in advance	$45,750,000
Due to affiliates	4,535,272
Incentive fee payable	3,776,580
Due to members	209,192
Administrative fees payable	661,578
Professional fees payable	296,994
Offering fees payable	53,210
Accounting fees payable	48,792
Accounts payable and accrued liabilities	58,727

Total Liabilities	55,390,345

Members’ Capital	490,942,905

Total Liabilities and Members’ Capital	$546,333,250

See accompanying notes to the consolidated financial statements.

Cresset Partners Private Credit Fund, LLC

Consolidated Schedule of Portfolio Investments

September 30, 2024 (Unaudited)

				Percent of
				Members’
Portfolio Company:	Acquisition Date	Cost	Fair Value	Capital
Investment Funds: (a)
United States
Private Credit
Barings Private Credit Corporation	3/30/2023	$93,396,635	$94,744,176	19.30%
Churchill CPCF Fund LLC	7/6/2023	74,500,000	77,767,001	15.84%
CPCF BPCC, LLC (b)	6/23/2023	92,190,000	91,646,014	18.67%
Great Lakes CPCF SPV LLC (c)	11/17/2023	151,975,193	162,636,117	33.13%
NXT Capital CPCF CLO-1, LLC	4/30/2024	74,535,446	77,490,498	15.78%

		$486,597,274	$504,283,806	102.72%

(a)	Income producing securities, which are restricted as to public resale and illiquid.
(b)	CPCF does not control CPCF BPCC due to the allocation of voting rights among CPCF BPCC members.
(c)	Great Lakes CPCF SPV LLC is majority owned by Cresset Partners Private Credit Fund, LLC.

See accompanying notes to the consolidated financial statements.

Cresset Partners Private Credit Fund, LLC

Consolidated Statement of Operations

For the period January 1, 2024 through September 30, 2024 (Unaudited)

Investment income:
Dividend distributions from underlying investments	$29,106,693
Interest income	640,593

Total investment income	29,747,286
Expenses:
Incentive fees	2,854,588
Administrative fees	492,730
Professional fees	428,622
Interest expense	161,764
Accounting fees	110,588
Organizational expenses	88,590
Other expenses	39,160

Total expenses before expense reimbursement	4,176,042
Expense reimbursement	695,000

Total expenses after expense reimbursement	4,871,042

Net investment income	24,876,244

Unrealized gain on investments:
Net unrealized appreciation on investments	14,223,310

Unrealized gain on investments	14,223,310

Net increase in members’ capital resulting from operations	$39,099,554

See accompanying notes to the consolidated financial statements.

Cresset Partners Private Credit Fund, LLC

Consolidated Statement of Changes in Members’ Capital

For the period January 1, 2024 through September 30, 2024 (Unaudited)

	Managing Member	Members	Total
Members’ Capital - December 31, 2023	$—	$264,123,195	$264,123,195
Contributions from members	—	223,452,018	223,452,018
Distributions to members	—	(35,614,092)	(35,614,092)
Net increase in members’ capital resulting from operations	—	39,099,554	39,099,554
Offering costs	—	(117,770)	(117,770)

Members’ Capital - September 30, 2024	$—	$490,942,905	$490,942,905

See accompanying notes to the consolidated financial statements.

Cresset Partners Private Credit Fund, LLC

Consolidated Statement of Cash Flows

For the period January 1, 2024 through September 30, 2024 (Unaudited)

Cash flows from operating activities:
Net increase in members’ capital resulting from operations	$39,099,554
Adjustments to reconcile net increase in members’ capital resulting from operations:
Purchase of investment	(268,088,085)
Net change in unrealized appreciation on investments	(14,223,310)
Return of capital from investments	40,704,315
Changes in operating assets and liabilities:
Dividend receivable	2,363,636
Due from affiliates	(4,187,455)
Expense reimbursement receivable	695,000
Interest receivable	15,118
Other assets	172,593
Due to affiliates	4,187,354
Incentive fee payable	2,854,587
Administrative fees payable	492,730
Professional fees payable	174,932
Accounting fees payable	(52,083)
Accounts payable and accrued liabilities	30,851

Net cash and cash equivalents used in operating activities	(195,760,263)
Cash flows from financing activities:
Contributions from members, net of contributions received in advance	269,202,018
Distributions to members, net of due to members	(37,788,741)
Offering costs	(64,560)

Net cash and cash equivalents provided by financing activities	231,348,717

Net increase in cash and cash equivalents	35,588,454
Cash and cash equivalents, December 31, 2023	1,908,923

Cash and cash equivalents, September 30, 2024	$37,497,377

See accompanying notes to the consolidated financial statements.

Cresset Partners Private Credit Fund, LLC

Notes to Consolidated Financial Statements

For the period January 1, 2024 through September 30, 2024 (Unaudited)

Note 1 – Organization

Cresset Partners Private Credit Fund, LLC, a Delaware limited liability company (the “Fund”), was formed May 19, 2022, and commenced operations March 22, 2023. Cresset Partners Private Credit Fund MM, LLC, a Delaware limited liability company, serves as the manager (the “Managing Member”) of the Fund. The Fund was organized for the purpose of investing in a diversified portfolio of senior secured first lien and unitranche loans and other credit investments. Although the Fund anticipates that its assets will primarily be invested in senior secured first lien loans, the Fund also expects to invest, directly or indirectly, in a diversified mix of second lien, mezzanine loans and/or subordinated notes, as well as non-cash pay or pay-in-kind instruments and preferred equity by the Fund investing through other private credit strategy vehicles.

The Fund serves as the investment vehicle (or “Master Fund”) for Cresset Partners Private Credit Fund (Onshore Feeder), LLC (the “Feeder Fund”), a Delaware limited liability company, formed to hold certain investments on behalf of tax-exempt investors. The Feeder Fund invests in the Fund through Cresset Partners Private Credit Fund (Delaware Blocker), LLC (the “Blocker”), a blocker entity taxed as a corporation for U.S. federal income tax purposes.

During November 2024, the Managing Member entered into an agreement with StepStone Group Private Wealth, LLC (“StepStone”) to sell substantially all of the assets of the Fund to StepStone Private Credit Income Fund (“CRDEX”) in exchange for Class I shares of CRDEX effective as of January 1, 2025. As part of this transaction, effective December 31, 2024, the Feeder Fund is anticipated to make a full redemption from the Blocker and subsequently transfer all assets and liabilities and members’ capital to the Fund. As part of the transfer, all investors in the Feeder Fund are anticipated to become members of the Fund as of December 31, 2024. As of September 30, 2024, the Feeder Fund represented approximately 19.28% of members’ capital of the Fund.

Under the terms of the amended and restated limited liability company agreement (the “Agreement”), the term of the Fund will be perpetual, subject to the Managing Member’s right in its sole discretion to dissolve and liquidate the Fund. Capitalized terms used but not defined herein have the same meanings as in the Agreement.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation: As provided by Accounting Standards Codification (“ASC”) 946, Financial Services—Investment Companies, the Fund has determined that it meets the definition of an investment company and therefore follows specialized accounting and reporting guidance for investment companies.

The consolidated financial statements include the accounts of the Fund and its wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Principles of Consolidation: In accordance with FASB ASC 810, Consolidation, the Fund consolidated entities in which it is determined to have a controlling financial interest. As of September 30, 2024, the Fund consolidated its wholly-owned subsidiary, CPCF SPV, LLC.

Cresset Partners Private Credit Fund, LLC

Notes to Consolidated Financial Statements

For the period January 1, 2024 through September 30, 2024 (Unaudited)

Note 2 – Summary of Significant Accounting Policies (continued)

Use of estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the fair value of investments, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Cash and cash equivalents: The Fund maintains its cash balances in financial institutions located in the United States of America, which at times may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation up to the federally insured limits. The Fund has not experienced any losses with these balances and monitors the creditworthiness of the financial institutions in which it conducts business. The Fund believes it is not exposed to any significant credit risk on its cash and cash equivalents balances.

The Fund considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents. As of September 30, 2024, the Fund held $13,238,604 of cash equivalents, which consists of 13,238,604 shares of Fidelity Money Market Cash Reserves. Each share is valued at $1 and collectively represent 2.70% of the Fund’s Members’ capital. Investments in money market funds represent Level 1 investments within the GAAP fair value hierarchy. Level 1 represents quoted prices that are available in active markets for identical investments as of the measurement date.

Organizational Costs: Organizational costs are expensed as incurred. Any expenses incurred by the Managing Member and its Affiliates, as defined in the Agreement, are reimbursable by the Fund, as defined in the Agreement.

Offering Costs: Offering costs represent costs incurred in connection with the offering of member interests. These costs are reflected as a direct reduction of members’ capital. As of September 30, 2024, the Fund incurred costs of $117,770, which were incurred in connection with the issuance and marketing of beneficial interests in the Fund, which were charged against the members’ capital accounts.

Investment and related dividend income: Interest income on cash and cash equivalents is recognized when earned and is presented as Investment Income in the consolidated statement of operations. Realized gains and losses from portfolio investment transactions are reported on an identified-cost basis. Changes in the fair value of the investment are included as an increase or decrease in unrealized appreciation or depreciation on investments in the consolidated statement of operations. Dividends distributed from portfolio investments are recorded on ex-dividend date and are included in Dividend distributions from underlying investments in the consolidated statement of operations.

Expenses: The Fund recognizes expenses as incurred. The Fund is responsible for the ordinary and necessary expenses of its operations including, but not limited to, legal, audit, administrative and other general operational expenses.

Cresset Partners Private Credit Fund, LLC

Notes to Consolidated Financial Statements

For the period January 1, 2024 through September 30, 2024 (Unaudited)

Note 2 – Summary of Significant Accounting Policies (continued)

Investment valuation: The Fund values private investment companies using the net asset values provided by the underlying private investment companies as a practical expedient. The Fund applies the practical expedient to private investment companies on an investment-by investment basis, and consistently with the Fund’s entire position in a particular investment, unless it is probable that the Fund will sell a portion of an investment at an amount different from the net asset value (NAV) of the investment. Amounts shown in expenses in the consolidated statement of operations include only those expenses charged directly to the Fund and do not reflect management fees and expenses incurred by the portfolio investments in which the Fund is invested. These amounts are included in unrealized appreciation on investments. Redemptions are only permitted at the discretion of the private investment companies. The underlying unfunded commitment is $93,285,047. The agreements of the underlying funds provide for term extensions similar to those of the Fund. Accordingly, it is not reasonably possible to ascertain the timeline by which the investments of the underlying funds will be monetized and the applicable sales proceeds distributed to the Fund.

Fees, Expenses, and Incentive Allocations: Investment Sponsors who operate Investment Funds in which the Fund invests may receive fees for their services. The fees indirectly borne by the Fund may include a portion of the Investment Funds asset-based fees, incentive allocations, carried interest or fees and operating expenses. These fees are deducted directly from the Investment Funds assets in accordance with their governing documents. Some or all of the Investment Funds in which the Fund invests charge carried interest, incentive fees or allocations based on the Investment Funds’ performance.

Allocation of Profits and Losses: Items of income, gain, loss, or deduction for any fiscal period shall be allocated among the Members, including the Managing Member, in such a manner that, as of the end of such fiscal period and to the extent possible, the capital account of each Member and the Managing Member shall be equal to the respective net amount, positive or negative, which would be distributed to such individual or entity if the Fund were to liquidate its assets and distribute the proceeds.

Income taxes: The Fund is generally not subject to federal income tax but may be subject to certain state taxes. Each Member is individually liable for taxes on their share of the Fund’s income or loss. The Fund files U.S. federal and various state income tax returns. In accordance with GAAP, the Fund evaluates tax positions taken or expected to be taken to determine whether it is more likely than not that such positions would be sustained upon examination by a taxing authority for all open tax years. The Fund has determined there were no material uncertain tax positions as of September 30, 2024. The Fund is subject to examination in its major jurisdictions under varying statutes of limitations (generally three years for filed returns). The Fund is not aware of any tax position for which it is reasonably possible that the unrecognized tax position will change materially in the next twelve months. As a result, no income tax liability or expense, including interest and penalties, has been recorded within these consolidated financial statements.

Fair Value Measurements: The Fund values its investments in accordance with the fair value principles established by FASB Accounting Standards Codification Topic 820, Fair Value Measurement (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

Cresset Partners Private Credit Fund, LLC

Notes to Consolidated Financial Statements

For the period January 1, 2024 through September 30, 2024 (Unaudited)

Note 2 – Summary of Significant Accounting Policies (continued)

Fair Value Measurements: (continued)

ASC 820 also requires enhanced disclosure about investments that are measured and reported at fair value and the effect of fair value measurements on earnings. The fair value hierarchy under ASC 820 is categorized into three levels on the inputs as follows:

Level 1 – Valuations are based on unadjusted, quoted, or published prices in active markets for identical assets that the Fund has the ability to access at the measurement date.

Level 2 – Valuations are based on quoted or published prices for similar items in active markets or markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Fund’s investments in portfolio investments are measured using net asset value (NAV) as a practical expedient and are therefore not categorized within the fair value hierarchy.

Deferred Financing Costs: Costs incurred in connection with securing financing are capitalized and amortized over the term of the debt agreements using the straight-line method.

Note 3 – Loan Payable

On March 30, 2023, the Fund entered into a revolving loan facility (the “Loan Facility”) with UMB Bank, N.A. (the “UMB”) as administrative agent, arranger, collateral agent, and the lenders party thereto. The Loan Facility currently provides for borrowings up to $50,000,000 with a maturity date of June 12, 2025. Borrowings under the Loan Facility bear an interest rate of CME Term Secured Overnight Financing Rate (1 month with 0% floor) plus a margin of 2.50%, adjusting daily. The Fund has pledged all the assets held by the Fund to UMB as the collateral agent, to secure its obligations under the Loan Facility. As of September 30, 2024, there was no outstanding balance of the Loan Facility and no interest payable.

Note 4 – Members’ Capital

As of September 30, 2024, the Fund has called $460,623,547 of the members’ total commitments of $530,514,547. As of September 30, 2024, the members’ unfunded commitments are $69,891,000. The contributed capital ratio of 91.17% is calculated using the Fund’s total contributed capital as a proportion of the Fund’s total committed capital as of September 30, 2024. Pursuant to the Agreement, additional capital may be committed and called.

The Managing Member has established a Dividend Reinvestment Program (“DRIP”) to facilitate the reinvestment of current income that would otherwise be distributed to members. DRIP reinvestments were $16,530,124 as of September 30, 2024.

Cresset Partners Private Credit Fund, LLC

Notes to Consolidated Financial Statements

For the period January 1, 2024 through September 30, 2024 (Unaudited)

Note 4 – Members’ Capital (continued)

Capital contributions are due from the members within 5 business days of advance notice from the Managing Member and are subject to certain limitations. Each capital contribution shall be made in proportion to the Member’s unfunded capital commitments.

Members may, upon 90 calendar days’ prior written notice, request redemption of all or part of such member’s capital account balance as of the last day of any fiscal quarter that occurs on or after the date immediately following the three year anniversary of that member’s commitment to the Fund. The lockup period, as defined in the Agreement, with respect to each Capital Commitment of a member, will commence on the due date of the first capital contribution by the member with respect to such Capital Commitment and ending on the three-year anniversary of such date. The lockup period for each member will be determined separately for each capital commitment or increased capital commitment.

Note 5 – Related Party Transactions

The Fund considers the Managing Member or any of their respective affiliates thereof to be related parties of the Fund. At September 30, 2024, the amount due to affiliates is $4,535,272 and the amount due from affiliates is $4,308,821.

A summary of the Fund’s transactions in shares of affiliated investment funds during the period January 1, 2024 through September 30, 2024 is as follows:

						Change in
	Fair Value,				Realized	Unrealized	Fair Value,
	December 31,		Proceeds	Dividend	Gain	Appreciation	September 30,
	2023	Purchases	from Sales	Income	(Loss)	(Depreciation)	2024
Affiliated Investment Funds	$136,487,789	150,552,640	(40,704,315)	16,708,439	—	7,946,017	$254,282,131

The Managing Member receives an administrative fee, payable in advance, in an amount equal to 0.20% per annum of the net asset value of each member’s capital account as of the first day of each calendar quarter.

The Managing Member, in its discretion, may waive all or any part of the administrative fee due in respect of any capital account. The administrative fee for the period January 1, 2024 through September 30, 2024, totaled $492,730.

In addition, the Managing Member may earn an incentive fee equal to 8% of the net profits from each Class A capital account and 10% of the net profits from each Class B capital account, if any, as of the end of each calendar quarter (the “Calculation Date”). The net profits for each member will be determined with respect to each member as the sum of the amount by which the net asset value of such member’s capital account as of quarter end exceeds the net asset value of such member’s capital account as of the beginning of the applicable calculation period. The calculation period will be determined as the period ending on such Calculation Date and beginning on the later of the (i) date that is thirty-six (36) months prior to such Calculation Date and (ii) due date of the first capital contribution by such member.

Cresset Partners Private Credit Fund, LLC

Notes to Consolidated Financial Statements

For the period January 1, 2024 through September 30, 2024 (Unaudited)

Note 5 – Related Party Transactions (continued)

Incentive fee will only be made to the extent that after doing so the net asset value of each Class A and Class B capital account equals or exceeds its “Hurdle” for the current quarter. The Hurdle for a capital account with respect to each calculation period is an amount of net profits equal to 6% per annum, prorated for partial calendar quarters.

The Managing Member may waive or reduce the incentive fee for certain members at its sole discretion. The incentive fee for the period January 1, 2024 through September 30, 2024, totaled $2,854,588.

The Fund has entered into a Expense Limitation and Reimbursement Agreement dated as of September 29, 2023 with the Manager Member and Cresset Partners Private Credit Fund Manager, LLC (“Management Company”), and together with the Managing Member, (“Cresset”). Pursuant to the agreement, Cresset agrees to pay or assume certain expenses of the Fund for the period beginning April 1, 2023 and ending on March 31, 2024. The Fund agrees to carry forward, for a period not to exceed five years from the date on which an expense reimbursement is made by Cresset, all fees and expenses in excess of the Expense Limit that have been paid or assumed by Cresset, and to repay Cresset such amounts, provided the Fund is able to effect such repayment and remain in compliance with the Expense Limit. For the period January 1, 2024 through September 30, 2024, the Fund repaid $695,000 in expense previously reimbursed under the agreement which is included in expense reimbursement in the consolidated statement of operations.

Note 6 – Commitments and Contingencies

In the normal course of business, from time to time, the Fund is involved in legal actions relating to the development, ownership and operation of the investments. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material impact on the Fund’s financial position, results of operations or liquidity.

Note 7 – Risks

The Fund enters into certain contracts that contain a variety of indemnifications. The Fund’s maximum exposure under these arrangements is unknown. However, the Fund has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Fund’s portfolio investments include illiquid, non-publicly traded securities. Since these investments are illiquid, the investments can be subject to a variety of restrictions on resale, and there can be no assurance that the Fund will be able to realize the value of such investments in a timely manner. Risks affecting these portfolio companies include, but are not limited to increasing competition, rapid changes in technology and changes in market and economic conditions. These factors could have a negative effect on the ultimate realizable value of the Fund’s investments. Market risk represents the potential loss in value of investments caused by movements in market variables, such as interest rates, foreign exchange rates, availability of credit, and equity prices. Debt investments are subject to credit risk which includes risk of early payment and default by the issuer. Lack of controlling equity interests and the leveraged nature of portfolio companies imposes risk of loss on the Fund as well.

Cresset Partners Private Credit Fund, LLC

Notes to Consolidated Financial Statements

For the period January 1, 2024 through September 30, 2024 (Unaudited)

Note 7 – Risks (continued)

The Fund is exposed to credit risk due to the potential failure of the Member to meet capital calls. Although the Managing Member has various remedies to address a default by the Member, this could result in the Fund not being able to meet its investment commitments which could adversely impact the valuation of the Fund’s investments.

Note 8 – Financial Highlights

The following summarizes the Fund’s financial highlights, consisting of total return and expense and net investment income ratios, for the period January 1, 2024 through September 30, 2024:

Ratios to average Members’ Capital(1)
Expenses before expense reimbursement(3)	1.39%
Expense reimbursement	0.14%

Expenses after expense reimbursement(3)	1.53%

Net investment income (3)	8.13%
Internal rate of return since inception through December 31, 2023(2)	11.92%
Internal rate of return since inception through September 30, 2024(2)	13.40%

(1)	Ratios are calculated for all members taken as a whole. An individual member’s ratios and returns may vary based upon each investor’s individual circumstances.
(2)

Internal rate of return was computed from inception of the Fund, based on actual dates of cash inflows and outflows of the members’ capital and including ending members’ capital values as of each measurement date. The internal rate of return is shown net of management fees.

(3)	The ratios, excluding nonrecurring expenses, have been annualized.

Note 9 – Indemnifications

The Fund has provided general indemnification to the Managing Member and the Member, any affiliates of the Managing Member and the Member, and any person acting on behalf of Managing Member and the Member or such affiliate when they act, in good faith, in the best interests of the Fund. The Fund is unable to develop the maximum potential amount of future payments that could potentially result from any hypothetical future claim, but expects the risk of having to make payments under these general business indemnifications to be remote.

Note 10 – Subsequent Events

The Managing Member has evaluated the impact of subsequent events through December 31, 2024, the date the consolidated financial statements were to be issued.

Cresset Partners Private Credit Fund, LLC

Notes to Consolidated Financial Statements

For the period January 1, 2024 through September 30, 2024 (Unaudited)

Note 10 – Subsequent Events (continued)

During November 2024, the Managing Member entered into an agreement with StepStone Group Private Wealth, LLC (“StepStone”) to sell substantially all of the assets of the Fund to StepStone Private Credit Income Fund (“CRDEX”) in exchange for Class I shares of CRDEX. The sale will be effective as of January 1, 2025.